C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
February 11, 2016

Manulife reports 2015 core earnings of $3.4 billion, net income of $2.2 billion (up 19% and down 37%, respectively, compared with 2014), strong top line growth and a dividend increase of 9%

Strategic and operating highlights in 2015:

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Asia – Delivered a 28% increase in insurance sales and a 56% increase in wealth and asset management gross flows; entered into a flagship 15-year bancassurance partnership with DBS Bank Ltd. (“DBS”), providing exclusive distribution rights in Singapore, Hong Kong, Indonesia and mainland China; announced an agreement to acquire Standard Chartered Bank’s existing pension business in Hong Kong and to become its exclusive Mandatory Provident Fund (“MPF”) distribution partner for a 15-year period; launched ManulifeMOVE in Hong Kong and Macau, a wellness initiative that rewards customers for active living; and successfully launched a digital sales channel in mainland China.

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Canada – Achieved record gross flows and an 8% increase in retail insurance sales; completed the acquisition of the Canadian-based operations of Standard Life plc (“Standard Life”) and made significant progress on the integration; launched DrugWatch, an innovative solution designed to ensure Group Benefits clients get value for money on higher cost drugs; enhanced our customer experience by using voice biometrics to allow customers to use their voice as their password; and added more than 800 Manulife Bank automated banking machines across Canada.

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U.S. – Delivered a 14% increase in mutual fund gross flows and strong sales from the acquired pension business; completed the Retirement Plan Services acquisition and reinsurance agreement with New York Life; entered the exchange traded fund (“ETF”) market with the launch of six ETFs; launched a UCITS1 platform, to expand John Hancock Investments’ reach to non-U.S. domiciled retail investors; and launched an exclusive U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products.

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Global Wealth and Asset Management – Surpassed $500 billion in assets under management and administration for our wealth and asset management businesses; delivered strong investment performance at Manulife Asset Management (“MAM”), with the majority of public asset classes outperforming their benchmarks on a 1-, 3- and 5- year basis; MAM launched a UCITS fund structure to support our institutional asset management expansion into the European market; expanded liability-driven investing capabilities significantly with the successful integration of the Standard Life acquisition.

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $246 million for the fourth quarter of 2015 (“4Q15”) and $2,191 million for the full year of 2015. This compares to $640 million and $3,501 million for the corresponding periods in 2014. In 4Q15, fully diluted earnings per common share (“EPS”) was $0.11 and return on common shareholders’ equity (“ROE”) was 2.3% compared with $0.33 and 8.1%, respectively, for the fourth quarter of 2014 (“4Q14”). For the full year of 2015, fully diluted EPS was $1.05 and ROE was 5.8%, compared with $1.80 and 11.9%, respectively in 2014.

1	Undertakings for Collective Investment in Transferable Securities.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Net income attributed to shareholders for the quarter and full year was significantly impacted ($250 million of charges in 4Q15 and $876 million in charges for the full year of 2015) by the sharp decline in oil and gas prices on our investment-related experience.

Core earnings2 (consisting of items we believe reflect the underlying earnings capacity of the business) in 4Q15 were $859 million compared with $713 million in 4Q14 and for the full year 2015 were $3,428 million compared with $2,888 million in 2014. In 4Q15, fully diluted core earnings per common share (“Core EPS”)2 was $0.42 and core return on common shareholders’ equity (“Core ROE”)2 was 8.7% compared with $0.30 and 9.2%, respectively, in 4Q14. For the full year of 2015, Core EPS was $1.68 and Core ROE was 9.2%, compared with $1.48 and 9.8%, respectively, in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “This was a disappointing year in terms of net income, largely due to sharp mark-to-market declines in oil and gas prices, diminishing an otherwise great year. Our core earnings, before giving effect to investment-related impacts, rose 28%, which was ahead of plan, and highlights Manulife’s powerful operating momentum. We delivered strong top line growth both in the fourth quarter and for the full year, with most of it coming from businesses which generate our highest returns.”

“Looking ahead, we expect that some macroeconomic headwinds and energy price volatility will persist, and that unless energy prices strengthen, it will be difficult for us to achieve the $4 billion core earnings objective we have set for 2016.3 Despite these challenges, we have never felt more confident about the underlying fundamentals and the long-term strategic positioning of our company. On this basis, we again raised our dividend today, marking our third increase in less than two years. This decision reflects our Board’s confidence in our capital position, our ability to deliver sustainable underlying core earnings growth, and the significant progress we have made on our strategic plan,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, "Return on equity for the year was below our expectations; however, we expect Core ROE expansion over the medium term as we execute on our strategy and as investment experience normalizes.”

“Our underlying business results in 2015 demonstrate that we are on the right path. We generated strong net flows into our global wealth and asset management businesses, we substantially grew insurance sales, margins and new business value in Asia, and we delivered core earnings per share growth of over 20% before giving effect to investment-related impacts," added Mr. Roder.

Financial highlights for 4Q15 and full year 2015:

•	Reported net income attributed to shareholders of $246 million in 4Q15, down $394 million from 4Q14, and $2,191 million in 2015, down $1,310 million from 2014:

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In 4Q15, net income attributed to shareholders included core earnings of $859 million and net charges for items excluded from core earnings of $613 million. The items excluded from core earnings include a $361 million charge for investment-related experience, primarily due to the impact of sharply lower oil and gas prices on our investment portfolio, along with a number of smaller items totaling $252 million. These items included the impact of actuarial model refinements, integration costs, and the direct impact of equity markets and interest rates.

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In 2015, net income attributed to shareholders included core earnings of $3,428 million and net charges for items excluded from core earnings of $1,237 million. The items excluded from core earnings include a $530 million charge for investment-related experience, primarily due to the impact of sharply lower oil and gas prices on our investment portfolio, the impact of changes in actuarial methods and assumptions, integration and acquisition costs, and the direct impact of equity markets and interest rates.

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

•	Generated core earnings of $859 million in 4Q15, up $146 million from 4Q14, and $3,428 million in 2015, up $540 million from 2014.

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The $146 million or 20% increase in core earnings for 4Q15 included $52 million related to recent acquisitions, the impact of new business growth and higher product margins, particularly in Asia, higher fee income from our Wealth and Asset Management (“WAM”)  businesses reflecting higher asset levels, and a $94 million positive impact of foreign exchange rates. The increase was partially offset by the inclusion of $50 million of core investment gains in 4Q14 core earnings while 4Q15 core earnings had no core investment gains. Core earnings in 4Q15 included a policyholder experience charge of $50 million driven by adverse policyholder experience in the U.S., partially offset by favourable policyholder experience in Asia and Canada.

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The $540 million increase in core earnings for 2015 included $155 million related to recent acquisitions, the impact of new business growth and $325 million related to changes in foreign exchange rates, partially offset by the inclusion of $200 million of core investment gains in 2014 core earnings while 2015 core earnings included none. On a divisional basis, Asia core earnings increased by 18% after adjusting for the impact of currency rates reflecting strong growth in new business volumes combined with higher product margins and favourable product mix and policyholder experience. Core earnings in Canada increased by 36%, of which approximately half was related to the recent acquisition. U.S. core earnings declined 4% after adjusting for the impact of currency rates, reflecting unfavourable policyholder experience and lower tax benefits, partially offset by higher WAM fee income from higher asset levels. In 2015, unfavourable policyholder experience netted to a charge of $205 million, with unfavourable policyholder experience in the U.S. and Canada partially offset by favourable policyholder experience in Asia.

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Reported investment-related experience charges of $361 million in 4Q15 and $530 million in 2015. The investment-related experience charges were driven by fair value adjustments to our oil and gas investments, which amounted to $250 million in 4Q15 and $876 million in 2015. In addition, updates to cash flows used in actuarial modelling and future tax impacts also contributed to investment-related experience charges in 4Q15.

~~•~~	Achieved insurance sales4 of $1,027 million in 4Q15, an increase of 22%5 compared with 4Q14, and $3.4 billion in 2015, up 24% from 2014.

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In 4Q15, the strong growth in insurance sales was driven by solid double digit growth in Asia and large-case group benefit sales in Canada. In Asia, insurance sales increased 20%, driven by double digit growth in most territories. Canadian insurance sales increased 76%, driven by normal variability in large-case group benefits sales. U.S. insurance sales decreased 17% due to competitive pressures in the life insurance market and lower Long-Term Care sales.

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In 2015, the strong growth in insurance sales was driven by Asia, which grew 28%, and normal variability in large-case group benefit sales in Canada. In Asia, we achieved our 3rd consecutive year of record insurance sales, reflecting the success of product and marketing initiatives and expansion of our distribution channels. In Canada, sales also benefited from strong retail sales. In the U.S., insurance sales decreased 3% as an increase in life insurance sales was more than offset by lower Long-Term Care sales.

•
Generated net flows4 of $8.7 billion and $34.4 billion in our wealth and asset management businesses in 4Q15 and 2015, respectively, an increase of $5.9 billion and $16.1 billion from 4Q14 and 2014, respectively.

-	4Q15 marked the 24th consecutive quarter of positive net flows into our wealth and asset management businesses. Driving the strong net flows were robust gross flows4 of $31.1 billion,

4
This item is a Non-GAAP measure. See “Performance and Non-GAAP Measures” below. The Company introduced new wealth and asset management disclosure at its May 11, 2015 Investor Day. For further information, please see the Investor Day press release.

5
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a Non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

up 53%5 from 4Q14 (up 29% excluding recently acquired businesses), and solid retention. Gross flows in Asia increased 7% compared with the prior year period due to strong growth in mutual fund sales in mainland China and continued strong pension sales in Hong Kong. In Canada, gross flows increased 45% driven by strong mutual fund gross flows and the impact of the recent acquisition (up 5% excluding the recent acquisition). U.S. gross flows increased 50% (up 21% excluding the recent acquisition), driven by a record quarter in pensions and continued strong mutual fund gross flows. Manulife Asset Management (“MAM”) gross flows more than doubled driven by significant fixed income mandates in Japan and South Korea.

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In 2015, driving the strong net flows were robust gross flows of $114.7 billion, up 46% from 2014 (up 32% excluding recently acquired businesses), and solid retention. Asia gross flows increased 56% compared with the prior year due to strong growth in mutual fund sales in mainland China and continued strong pension sales in Hong Kong. In Canada, gross flows increased 57% driven by strong pension and mutual fund gross flows and the impact of the recent acquisition (up 22% excluding the recent acquisition). U.S. gross flows increased 26%, driven by strong mutual fund gross flows and the recent acquisition of New York Life’s pension business (up 10% excluding the recent acquisition). MAM gross flows more than doubled driven by significant fixed income mandates.

•	Delivered Other Wealth sales6 of $2.1 billion in 4Q15, an increase of 80% compared with 4Q14, and $7.5 billion in 2015, up 89% from 2014.

-	In 4Q15, Other Wealth sales in Asia almost doubled driven by expanded distribution and recent product launches in Japan, while Canada benefited from contributions from the recent acquisition.7

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In 2015, Other Wealth sales increased 89% as sales in Japan nearly tripled due to enhanced distribution and the success of new products, and Canada benefited from contributions from the recent acquisition.

•
Generated New Business Value6 of $296 million in 4Q15, up 33% from 4Q14, and $1,025 million in 2015, up 35% from 2014. The growth in new business value largely reflects strong sales in Asia and Canada and higher product margins in Asia, partly offset by lower volumes and unfavourable mix in the U.S.

•
Achieved assets under management and administration6 (“AUMA”) of $935 billion at December 31, 2015, an increase of $244 billion compared with 2014. The increase included $118 billion from recent acquisitions, net of the Closed Block reinsurance transaction.  Wealth and asset management AUMA increased $196 billion from December 31, 2014 to $511 billion, driven by strong net inflows and contributions of $109 billion from recent acquisitions.

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Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 223% for The Manufacturers Life Insurance Company (“MLI”) as at December 31, 2015 compared with 226% as at September 30, 2015. The decline in the quarter was driven by the recapture of a reinsurance treaty and growth in required capital that outpaced earnings, partially offset by the issuance of $1 billion of subordinated debt.

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Reported a financial leverage ratio for MFC of 23.8% at December 31, 2015 compared with 22.7% as at September 30, 2015, reflecting MLI’s issuance of $1 billion of subordinated debt, partially offset by the impact of the strengthening U.S. dollar compared with the Canadian dollar. The ratio was 27.8% at December 31, 2014, and the improvement over the year reflected the strengthening of the U.S. dollar, the conversion of subscription receipts into common equity following the closing of the Standard Life acquisition, and an increase in retained earnings.

•	Delivered $2.2 billion in remittances8 from operating divisions to the Group in 2015, compared with $2.4 billion in 2014.

6
This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below. The Company introduced enhanced embedded value disclosure at its May 11, 2015 Investor Day. For further information, please see the Investor Day press release.

7	The U.S. division does not have any products for sale in this category.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

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Achieved approximately $350 million in net pre-tax Efficiency and Effectiveness (“E&E”) savings in 2015 − above our previously communicated $300 million estimate. We are on track to exceed $400 million in net pre-tax savings in 20169 and continue to reinvest a portion of the savings into other strategic initiatives to sustain our long-term earnings growth

Financial Highlights
	Quarterly Results			Full Year Results
(C$ millions, unless otherwise stated, unaudited)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net income attributed to shareholders	$246	$622	$640	$2,191	$3,501
Preferred share dividends	(29)	(29)	(28)	(116)	(126)
Common shareholders’ net income	$217	$593	$612	$2,075	$3,375
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$859	$870	$713	$3,428	$2,888
Investment-related experience outside of core earnings	(361)	(169)	(403)	(530)	359
Core earnings and investment-related experience outside of core earnings	$498	$701	$310	$2,898	$3,247
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(29)	232	377	(93)	412
Changes in actuarial methods and assumptions	(97)	(285)	(59)	(451)	(198)
Integration and acquisition costs	(39)	(26)	-	(149)	-
Other items	(87)	-	12	(14)	40
Net income attributed to shareholders	$246	$622	$640	$2,191	$3,501
Basic earnings per common share (C$)	$0.11	$0.30	$0.33	$1.06	$1.82
Diluted earnings per common share (C$)	$0.11	$0.30	$0.33	$1.05	$1.80
Diluted core earnings per common share (C$)(1)	$0.42	$0.43	$0.36	$1.68	$1.48
Return on common shareholders’ equity (“ROE”)	2.3%	6.5%	8.1%	5.8%	11.9%
Core ROE(1)	8.7%	9.2%	9.0%	9.2%	9.8%
Assets under management and administration (C$ billions)(1)	$935	$888	$691	$935	$691

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

8	Remittances are defined as cash remitted by operating subsidiaries and excess capital generated by stand-alone Canadian operations, and available for deployment by Manulife.

9	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “We delivered continued strong growth in core earnings and new business value in 2015, achieving core earnings above US$1 billion for the first time. This was driven by a clear focus on meeting the wealth and insurance needs of our customers across Asia, continuing to innovate across product delivery and customer engagement and extending our distribution reach.

“We have completed preparations to launch our exclusive distribution partnership with DBS in Singapore, Hong Kong, Indonesia and mainland China, providing access to 6 million customers.  We activated a 10-year partnership with Saigon Commercial Bank in Vietnam and agreed to become Standard Chartered Bank’s exclusive Mandatory Provident Fund provider in Hong Kong for 15 years, alongside the acquisition of its existing pension business.  In addition, we closed the year with a record number of sales agents.”

Mr. Gori added, “Our focus on customer engagement was rewarded by the success of ManulifeMOVE, our wellness initiative, in Hong Kong and Macau, the first steps in our planned regional roll-out. In addition, we launched a digital sales channel in mainland China to drive customer acquisition and provide an interactive digital experience.”

Insurance sales of US$416 million in 4Q15 were 20% higher than 4Q14, with double digit growth in most territories and record sales in Hong Kong and Asia Other. Full year sales of US$1.5 billion were 28% higher than 2014. (Percentages quoted below are for the period 4Q15 compared with 4Q14, and full year 2015 compared with 2014, unless stated otherwise.)

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Japan insurance sales in 4Q15 were US$148 million, an 11% increase reflecting the continued success of corporate products, new product initiatives and the ongoing expansion of our distribution reach. Full year 2015 insurance sales of US$640 million increased 24%.

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Hong Kong insurance sales in 4Q15 were US$127 million, a 29% increase driven by successful sales campaigns, the continued benefit from the launch of ManulifeMOVE in 3Q15 and growing momentum from recent product launches. Full year 2015 insurance sales of US$378 million increased 29%.

•	Indonesia insurance sales in 4Q15 were US$26 million, a 13% decrease reflecting the challenging economic environment. Full year 2015 insurance sales of US$97 million decreased 4%.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales in 4Q15 were US$115 million, a 35% increase driven by continued strong growth in most geographic markets, underpinned by a number of successful product launches. Singapore and Vietnam experienced significant growth of 66% and 64%, respectively.  Full year 2015 insurance sales of US$392 million increased 46%.

Other Wealth sales of US$929 million in 4Q15 were 93% higher compared with 4Q14. Full year sales of US$3.0 billion more than doubled compared with 2014. Other Wealth sales growth was mainly driven by the success of recent product initiatives and expansion of the bank distribution channel in Japan.

Wealth and Asset Management (“WAM”) gross flows of US$2.5 billion in 4Q15 were 7% higher than 4Q14. Full year gross flows of US$12.2 billion were 56% higher than 2014. (Percentages quoted below are for the period 4Q15 compared with 4Q14, and full year 2015 compared with 2014, unless stated otherwise.)

•	Japan gross flows in 4Q15 of US$27 million decreased 82% as volatile equity markets impacted consumer demand. Full year 2015 WAM gross flows of US$369 million decreased 41%.

•
Hong Kong gross flows in 4Q15 of US$660 million increased 17%, driven by the continued growth of our pension business and new fund launches. Full year 2015 WAM gross flows of US$2.6 billion increased 21%.

•	Indonesia gross flows in 4Q15 of US$108 million decreased 54%, driven by lower mutual fund sales as a result of unfavourable market sentiment. Full year 2015 WAM gross flows of

February 11, 2016 – Press Release Reporting Fourth Quarter Results

US$564 million decreased 22%.

•
Asia Other gross flows of US$1.7 billion increased 22%. The increase reflected growing customer demand for wealth management solutions in mainland China. Full year 2015 WAM gross flows of US$8.7 billion increased 101%.

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “In 2015, we completed the acquisition of Standard Life, welcoming 1.4 million customers and 2,000 talented employees. We have made significant progress integrating the two companies; having successfully completed the conversion of the Standard Life mutual fund customers and initiated the conversion of the Group clients. Additionally, we delivered record Group Retirement Solutions sales and record mutual fund gross flows, despite the volatility in equity markets this year.”

Ms. Harrison added, “In 2015, we introduced a number of customer-facing initiatives, including: voice biometrics as well as natural language understanding in a single interactive voice response system; we launched the DrugWatch program; we launched Manulife Quick Issue Term life insurance; and we rolled out over 800 Manulife Bank-branded automated banking machines across Canada. In the fourth quarter, we officially opened a Manulife Private Wealth office in Hong Kong to serve high net worth customers, especially those from Hong Kong and mainland China, who have made arrangements to emigrate to Canada.”

Wealth and Asset Management gross flows in 4Q15 were $3.9 billion (including $1.1 billion from acquired business), compared with $2.7 billion in 4Q14. Full year gross flows were $16.5 billion (including $3.6 billion from acquired business), an increase of $6.0 billion, or 57%, compared with 2014, reflecting growth in mutual fund gross flows and large-case sales in Group Retirement Solutions.

•
Mutual Funds assets under management10 and other funds assets under management were a record $44.9 billion at December 31, 2015, compared with $33.4 billion at December 31, 2014. Gross flows of $2.1 billion in 4Q15 increased $0.6 billion or 36% (including $0.3 billion from acquired business) compared with 4Q14. Full year gross flows were $8.8 billion (including $0.9 billion from acquired business), an increase of $2.5 billion or 40%. The increase in assets under management reflects $6.7 billion from the recent acquisition, coupled with net flows and positive market performance. 11

•
Group Retirement Solutions gross flows of $1.8 billion in 4Q15 (including $0.9 billion from acquired business) were $0.7 billion or 59% higher than 4Q14. Full year gross flows were $7.8 billion in 2015 (including $2.7 billion from acquired business), an increase of $3.6 billion or 84% over 2014.

Other Wealth sales in 4Q15 were $868 million and increased 64% compared with 4Q14 (9% decrease excluding acquired business).  Full year 2015 Other Wealth sales were $3.6 billion, up 76% over 2014 (4% increase excluding acquired business).

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Segregated Fund Products12 sales were $712 million in 4Q15, an increase of 78% from 4Q14 (2% increase excluding acquired business) and $3.0 billion for the full year 2015, an increase of 90% compared with 2014 (15% increase excluding acquired business).

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Fixed Products sales were $652 million for the full year 2015, an increase of 33% from 2014 (34% decrease excluding acquired business). Our deliberate rate positioning continued to constrain fixed product sales in the current low interest rate environment.

Manulife Bank net lending assets were $19.4 billion as at December 31, 2015, in line with prior year levels, as growth continued to be impacted by intense competition in the residential mortgage market and the impact of economic uncertainty.

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11	Mutual fund assets under management and gross flows as reported here include investments in mutual funds from proprietary segregated fund products.

12	Segregated fund products include guarantees. These products are also referred to as variable annuities.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Insurance sales of $303 million in 4Q15 increased 76% compared with 4Q14, reflecting large-case sales in Group Benefits. Full year 2015 insurance sales of $825 million increased 43% compared with 2014, also reflecting large case sales in Group Benefits as well as strong Retail Insurance sales.

•
Retail Insurance sales of $49 million in 4Q15 were in line with 4Q14 levels. Full year retail insurance sales were $181 million in 2015, an 8% increase compared with 2014. The increase was driven by product launches and enhancements to our universal life, term and living benefits products.

•
Institutional Markets sales of $254 million in 4Q15 increased 107% and full year 2015 sales of $644 million increased 57%, respectively, compared with the corresponding period in 2014, driven by large-case activity in Group Benefits.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “Our Wealth and Asset Management businesses reported record annual gross flows driven by contributions from the acquired pension business and the sixth consecutive year of record gross flows and robust net flows in John Hancock Investments.  These very strong results were driven by good investment performance across most asset classes and a strong product line-up, including 36 Four- or Five- Star Morning Star rated mutual funds.13 Our newly launched Exchange Traded Funds and offshore businesses have positioned us to expand our investor base in the future. John Hancock Insurance’s Vitality product and Long-term Care Performance product continue to gain momentum.”

Wealth and Asset Management gross flows in 4Q15 were a record US$13.3 billion, an increase of 50% compared with 4Q14 (21% increase excluding acquired business), driven by another strong sales quarter in John Hancock (“JH”) Investments and robust mid-market sales in the pension business acquired by JH Retirement Plan Services (“JH RPS”).  Full year gross flows were US$47.2 billion in 2015, an increase of 26% compared with 2014 (10% increase excluding acquired business).

•
JH Investments 4Q15 gross flows of US$7.4 billion and full year 2015 gross flows of US$28.2 billion represented increases of 29% and 14%, respectively, compared with the prior year periods. Record gross flows and robust net inflows of $10.4 billion were achieved for the year despite flat markets and rising volatility.  Assets under management increased 12% from the prior year to a record US$83.6 billion and for the 17th consecutive quarter JH Investments net flows were positive. Our 12-month trailing organic growth rate through December 2015 (calculated as net new flows as a percentage of beginning assets) was 15% compared with an industry decline of 1%.14

•
JH RPS 4Q15 gross flows of US$5.9 billion and full year 2015 gross flows of US$19.0 billion represented increases of 88% and 47%, respectively, compared with the prior year periods (increases of 5% and 3%, respectively, excluding acquired business). The increased gross flows were driven by the strong performance in both our core small-case and mid-market segments which resulted in the highest quarterly gross flows in JH RPS history. The acquired business contributed US$2.6 billion of 4Q15 total gross flows and US$5.7 billion of full year 2015 gross flows.

Insurance sales in 4Q15 of US$127 million and full year 2015 sales of US$488 million, represented decreases of 17% and 3%, respectively, compared with the prior year periods. The Vitality program gained momentum in 4Q15 as we added the feature to three Variable Universal Life products to

13
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge

14
Source: Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through December 2015.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

complement the Term, Protection Universal Life and Indexed Universal Life product offerings which already carried the Vitality feature.

•
JH Life sales of US$119 million in 4Q15 (4Q14 – US$140 million) reversed the trend of year-over-year growth seen in the first three quarters of 2015 as momentum in Vitality and Term sales was more than offset by the impact of competitive pressures for accumulation-oriented products. Full year 2015 life insurance sales of US$447 million were slightly higher (US$8 million) than 2014. Growth in the International and protection-oriented segments and the positive trends in Vitality and Term sales were mostly offset by the competitive pressures highlighted above.

•
JH Long-Term Care (“JH LTC”) 4Q15 sales of US$8 million were $6 million lower than 4Q14 and full year 2015 sales of US$41 million were 34% lower than 2014. We continued to transition sales to our new innovative Performance LTC product, with sales trending upward during 4Q15.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “In 2015, we reported General Fund net investment-related experience charges of $530 million as a result of the impact of the sharp decline in oil prices more than offsetting our other investment experience. We believe our oil and gas holdings are well positioned to recover once the market supply and demand imbalance is corrected. Other categories, including fixed income reinvestment and credit, contributed investment-related experience gains of $346 million, partially offsetting the $876 million of charges related to oil prices. We continue to believe that $400 million per year in investment-related experience is a reasonable estimate of our long-term through-the-cycle investment experience.15”

Kai Sotorp, President and CEO, Manulife Asset Management (“MAM”) & Executive Vice President and Global Head of Wealth and Asset Management, said, “Despite continued volatility in global capital markets, we continued to experience strong results in our overall WAM businesses in the fourth quarter with net flows of $8.7 billion. We delivered core EBITDA16 of $305 million in the fourth quarter, up 20% from the prior year. For the full year, net flows were $34.4 billion and we generated $1.2 billion of core EBITDA.”

Mr. Sotorp continued, “In 2015, we achieved several important milestones in our asset management business. MAM’s growth as a premier asset manager was bolstered by record net sales, excellent investment management performance, expanded capabilities, and a diverse global client base. We created a Dublin-based UCITS fund structure to support European distribution. The acquisition of Standard Life significantly expanded MAM’s liability-driven investment solutions capabilities. We continue to leverage our longstanding experience in private markets to work with investors to provide unique opportunities to meet their investment goals.”

As at December 31, 2015 total assets managed by MAM were $417 billion (2014 - $320 billion), including $362 billion managed for external clients. Assets managed for external clients increased $21 billion from September 30, 2015 and $84 billion from December 31, 2014. At December 31, 2015, MAM had a total of 95 Four- or Five-Star Morningstar rated funds, an increase of 23 funds since December 31, 2014.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved an increase of 9% or 1.5 cents per share to the quarterly shareholders’ dividend resulting in a dividend of 18.5 cents per share on the common shares of MFC, payable on and after March 21, 2016 to shareholders of record at the close of business on February 24, 2016.

The Board of Directors also approved that, in respect of MFC’s March 21, 2016 common share dividend payment date, and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common

15	See “Caution regarding forward-looking statements” below.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

Awards & Recognition

In Canada, Manulife was named as one of Canada’s 10 “Most Admired Corporate Cultures of 2015” by Waterstone Human Capital in the Enterprise category. Companies are assessed on vision and leadership, recruitment and hiring for fit, cultural alignment and measurement, retention, rewards and recognition, organizational performance and corporate social responsibility.

In China, Manulife-Sinochem was recognized as the “Best Brand” for its brand reliability and recognition for the 4th consecutive year at the Shanghai Insurance awards. The Company also received the “Critical Disease Insurance Product of the Year” award for a children’s health insurance product.

In Hong Kong, Manulife received nine awards at the annual “Benchmark Fund of the Year” awards 2015, including: three Mandatory Provident Funds (“MPF”) won “Best-in-Class” awards; the Manulife GS MPF International Equity Fund was given the “Outstanding Achiever” award; two “Best-in-Class” awards in the Investment Manager of the Year - MPF - category; “Outstanding Achiever” in the MPF - Investor Education category; and in the House Awards category, Manulife Asset Management Asia received two “Outstanding Achiever” awards for its performance in Hong Kong equities and U.S. fixed income.

In the U.S., John Hancock Vitality received top honours on Insurance Networking News’ list of top insurance “Internet of Things” projects for 2015.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 11, 2016. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on February 11, 2016 through February 25, 2016 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife’s website at 2:00 p.m. ET on February 11, 2016. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2015 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

February 11, 2016 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of February 11, 2016, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we”, “our” and “us” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	PERFORMANCE BY BUSINESS LINE
1.	Fourth quarter earnings	1.	Additional information for Wealth and Asset Management
2.	Full year earnings	2.	Additional information by business line
3.	Sales
4.	Capital related items	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
5.	Update on the Standard Life transaction	1.	Potential impact of current macro environment
6.	Update on Effectiveness and Efficiency initiative	2.	Variable annuity and segregated fund guarantees
7.	Core ROE expansion over the medium term	3.	Caution related to sensitivities
		4.	Publicly traded equity performance risk
B	FINANCIAL HIGHLIGHTS	5.	Interest rate and spread risk
1.	Fourth quarter and full year earnings analysis	6.	Alternative long-duration asset performance risk
2.	Revenue
3.	Premiums and deposits	F	ACCOUNTING MATTERS AND CONTROLS
4.	Assets under management and administration	1.	Sensitivity of policy liabilities to updates and assumptions
5.	Capital	2.	Accounting and reporting changes
6.	Impact of fair value accounting
7.	Impact of foreign exchange rates	G	OTHER
		1.	Performance and Non-GAAP Measures
C	PERFORMANCE BY DIVISION	2.	Key planning assumptions and uncertainties
1.	Asia	3.	Caution regarding forward-looking statements
2.	Canadian
3.	U.S.
4.	Corporate and Other

February 11, 2016 – Press Release Reporting Fourth Quarter Results

A	OVERVIEW

A1	Fourth quarter earnings
In the fourth quarter of 2015 (“4Q15”), Manulife reported net income attributed to shareholders of $246 million, fully diluted earnings per common share of $0.11 and return on common shareholders’ equity (“ROE”) of 2.3%, compared with $640 million, $0.33, and 8.1%, respectively, for the corresponding period in 2014.

Net income attributed to shareholders is comprised of core earnings17 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $859 million in 4Q15 compared with $713 million in 4Q14, and items excluded from core earnings, which netted to charges of $613 million in 4Q15 compared with charges of $73 million in 4Q14 for a period-over-period $540 million variance.

The $146 million increase in core earnings included $52 million related to our recent acquisitions, as well as the impact of higher sales volumes and product margins in Asia, higher fee income from our WAM businesses reflecting higher asset levels, and a $94 million positive impact of foreign exchange rates. This increase was partially offset by the inclusion of $50 million of core investment gains15 in 4Q14 core earnings while 4Q15 core earnings had no core investment gains. Core earnings in 4Q15 included a policyholder experience charge of $50 million driven by adverse policyholder experience in the U.S., partially offset by favourable policyholder experience in Asia and Canada.

The charges for items excluded from core earnings in 4Q15 included a $361 million charge for investment-related experience, primarily due to the impact of sharply lower oil and gas prices on our investment portfolio, along with a number of smaller items totaling $252 million. These items included the unfavourable impact of actuarial model refinements, integration costs, and the direct impact of equity markets and interest rates. In addition, updates to cash flows used in actuarial modelling and future tax impacts also contributed to investment-related experience charges in 4Q15.

The $73 million of charges for items excluded from core earnings in 4Q14 primarily related to the favourable $377 million from the direct impact of interest rates and equity markets offset by $353 million of investment-related experience losses, a $50 million reclassification of investment-related experience to core earnings in 2014 as well as a few smaller items.

A2	Full year earnings
Manulife’s full year 2015 net income attributed to shareholders was $2.2 billion compared with $3.5 billion for full year 2014. Core earnings for 2015 amounted to $3.4 billion compared with $2.9 billion in 2014 and items excluded from core earnings were net charges of $1.2 billion in 2015 compared with net gains of $0.6 billion in 2014.

The $540 million increase in core earnings included $155 million related to recent acquisitions, the impact of new business growth and $325 million related to changes in foreign exchange rates, partially offset by the inclusion of $200 million of core investment gains in 2014 core earnings while 2015 core earnings included none. On a divisional basis, Asia core earnings increased by 18% after adjusting for the impact of currency rates, reflecting strong growth in new business volumes combined with higher product margins and favourable product mix and policyholder experience. Canada core earnings increased by 36%, of which approximately half was related to the recent acquisition. U.S. core earnings declined 4% after adjusting for the impact of currency rates, reflecting unfavourable policyholder experience and lower tax benefits, partially offset by higher WAM fee income from higher asset levels. In 2015, unfavourable policyholder experience netted to a charge of $205 million with unfavourable policyholder experience reported in the U.S. and Canada partially offset by favourable policyholder experience in Asia.

In 2015, the net charges related to items excluded from core earnings of $1.2 billion included $530 million of investment-related experience charges ($876 million related to the sharp decline in oil and gas prices offset by $346 million related to favourable investment-related experience in other asset classes and fixed-income reinvestment activities), $451 million of charges for changes in actuarial

17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

methods and assumptions, $149 million of integration and acquisition costs, $93 million related to the direct impact of interest rates and equity markets and a net $14 million of other items.

In 2014, the net gains related to items excluded from core earnings of $613 million consisted of $359 million for investment-related experience ($559 million total investment-related experience less the $200 million reclassification to core earnings). The remaining $254 million included gains mostly related to the direct impact of interest rates and equity markets of $412 million, partially offset by $198 million of charges for changes in actuarial methods and assumptions.

A3	Sales
Insurance sales18 in 4Q15 were $1,027 million, an increase of 22%19 compared with 4Q14. Full year 2015 insurance sales were $3.4 billion, an increase of 24% compared with 2014.

In 4Q15, the strong growth in insurance sales was driven by solid double digit growth in Asia and normal variability in large-case group benefit sales in Canada. In Asia, insurance sales increased 20%, driven by double digit growth in most territories. Canadian insurance sales increased 76%, driven by normal variability in large-case group benefits sales. U.S. insurance sales decreased 17% due to competitive pressures in the life insurance market and lower Long-Term Care sales.

In 2015, the strong growth in insurance sales was driven by Asia, which grew 28%, and normal variability in large-case group benefit sales in Canada. In Asia, we achieved our 3rd consecutive year of record insurance sales, reflecting the success of product and marketing initiatives and expansion of our distribution channels.  In Canada, sales also benefited from strong retail sales. In the U.S., insurance sales decreased 3% as an increase in Life insurance sales was more than offset by lower Long-Term Care sales.

Wealth and Asset Management net flows18 were $8.7 billion in 4Q15, an increase of $5.9 billion compared with 4Q14.  Full year net flows were $34.4 billion, an increase of $16.1 billion compared with 2014.

4Q15 marked the 24th consecutive quarter of positive net flows into our wealth and asset management businesses. Driving the strong net flows were robust gross flows18 of $31.1 billion, up 53% from 4Q14 (up 29% excluding recently acquired businesses), and solid retention. Asia gross flows increased 7% compared with the prior year period due to strong growth in mutual fund sales in mainland China and continued strong pension sales in Hong Kong. In Canada, gross flows increased 45% driven by strong mutual fund gross flows and the impact of the recent acquisition (up 5% excluding the recent acquisition). U.S. gross flows increased 50% (up 21% excluding the impact of the recent acquisition), driven by a record quarter in pensions and continued strong mutual fund gross flows. Manulife Asset Management (“MAM”) gross flows more than doubled driven by significant fixed income mandates in Japan and South Korea.

In 2015, driving the strong net flows were robust gross flows of $114.7 billion, up 46% from 2014 (up 32% excluding recently acquired businesses), and solid retention. Asia gross flows increased 56% compared with the prior year period due to strong growth in mutual fund sales in mainland China and continued strong pension sales in Hong Kong. In Canada, gross flows increased 57% driven by strong pension and mutual fund gross flows and the impact of the recent acquisition (up 22% excluding the recent acquisition). U.S. gross flows increased 26%, driven by strong mutual fund gross flows and the recent acquisition of New York Life’s pension business (up 10% excluding the recent acquisition). Manulife Asset Management (“MAM”) gross flows more than doubled driven by significant fixed income mandates.

Other Wealth sales18 were $2.1 billion in 4Q15, an increase of 80% compared with 4Q14 (47% excluding recent acquisitions). Full year Other Wealth sales were $7.5 billion, an increase of 89% compared with 2014.20

18	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

19
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

20	The U.S. division does not have any sales in this category.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

In 4Q15, Other Wealth sales in Asia almost doubled compared with 4Q14 driven by expanded distribution and recent product launches in Japan, and sales in Canada benefited from contributions from the recent acquisition.

In 2015, Other Wealth sales increased 89% compared with 2014 as sales in Japan nearly tripled due to enhanced distribution and the success of new products, and sales in Canada benefited from contributions from the recent acquisition.

A4	MCCSR, financial leverage ratio and remittances
The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 223% for The Manufacturers Life Insurance Company (“MLI”) at the end of 2015, compared with 248% at the end of 2014. The decrease of 25 points over the year primarily reflected capital deployed for the Standard Life acquisition and growth in required capital that outpaced earnings.

MFC’s financial leverage ratio was 23.8% at December 31, 2015 compared with 27.8% at the end of 2014.  The improvement reflected the impact of a strengthening U.S. dollar compared with the Canadian dollar, the conversion of subscription receipts into common equity following the closing of the Standard Life acquisition and an increase in retained earnings.

Operating divisions delivered $2.2 billion in remittances21 to the Group in 2015, compared with $2.4 billion in 2014.

A5	Update on the Standard Life transaction
In 2015, Standard Life contributed $169 million to core earnings, which included a $35 million post-tax charge for the amortization of intangibles. Standard Life contributed $2 million to net income, excluding $99 million of integration costs which is excluded from core earnings. Other items excluded from core earnings attributable to the Standard Life acquisition were a net charge of $167 million of which $156 million was related to the direct impact of equity markets and interest rates as well as other investment-related experience and $11 million was due to the impact of changes in actuarial methods and assumptions.

In 2014, we disclosed our expectations against certain metrics and as reported below, we are on plan to achieve those targets.

•
We expected earnings from the acquisition before transition costs, integration costs and the direct impact of markets during 2015 would be marginally accretive in 2015 and accretive by approximately $0.03 to earnings per common share (“EPS”) in 2016, 2017 and 2018.22 When we set these expectations, we assumed a zero impact related to the direct impact of equity markets and interest rates. In 2015, post-closing transaction earnings were $0.05 accretive both to Core EPS and to EPS adjusted for the above noted items.

•
We expected to achieve $100 million of annual after-tax cost savings largely by the 3rd year.22  At the end of 2015, we have achieved annual run rate cost savings of $65 million after-tax, well on our way to meeting the target.

•
We also stated that we expected total integration costs over the first three years would be $150 million post-tax, which remains our best estimate.22 In 2015, we incurred $80 million of post-tax integration costs.

•
Going forward, as a result of merging of the businesses it will not be possible to segregate the earnings contribution from Standard Life and therefore not possible to report on EPS accretion; however, we expect to achieve these original targets and have built them into our plans.22

A6	Update on Efficiency and Effectiveness initiative
Our Efficiency and Effectiveness (“E&E”) initiative, announced November 2012, is aimed at leveraging our global scale and capabilities to achieve operational excellence and cost efficiencies throughout the organization. We set a target of $400 million net pre-tax E&E savings in 2016, and we now expect to exceed that target.22 In 2015, we achieved pre-tax savings of $350 million. These

21	Remittances are defined as cash remitted by operating subsidiaries and excess capital generated by stand-alone Canadian operations and available for deployment by Manulife.

22	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

savings have enabled us to fund other new initiatives to sustain our long-term earnings growth. The amount of that investment is subject to change as our strategy unfolds. In particular, we intend to continue to ensure that projects are appropriately sequenced and prioritized.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

A7	Core ROE expansion over the medium term
Core ROE was 9.2% in 2015, and given the deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared to the Canadian dollar, we no longer believe our Core ROE objective of 13% is achievable in 2016. We expect Core ROE to expand toward 13% or more over the medium term as we execute on our strategy and investment-related experience normalizes.23 We expect the primary driver of Core ROE expansion to be organic growth of our less capital intensive/higher ROE businesses, particularly our Asia and Wealth and Asset Management businesses, supplemented by contributions from recent major acquisitions and partnerships as well as further savings from our Efficiency and Effectiveness initiatives. We currently estimate that recent major acquisitions and partnerships will contribute $400 million to $450 million to annual core earnings over the medium term.23 Thereafter, the contribution could grow further driven by long-term strategic partnerships in Asia and revenue synergies.23 Recent major acquisitions and partnerships include transactions with Standard Life plc, New York Life, DBS, and Standard Chartered. Going forward, as a result of integration with our business, it will not be possible to isolate the individual core earnings impact from these transactions and therefore not possible to report on their contribution.

23	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			Full Year Results
(C$ millions, unless otherwise stated, unaudited)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net income attributed to shareholders	$246	$622	$640	$2,191	$3,501
Preferred share dividends	(29)	(29)	(28)	(116)	(126)
Common shareholders’ net income	$217	$593	$612	$2,075	$3,375
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$859	$870	$713	$3,428	$2,888
Investment-related experience outside of core earnings	(361)	(169)	(403)	(530)	359
Core earnings and investment-related experience outside of core earnings	$498	$701	$310	$2,898	$3,247
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(29)	232	377	(93)	412
Changes in actuarial methods and assumptions	(97)	(285)	(59)	(451)	(198)
Integration and acquisition costs	(39)	(26)	-	(149)	-
Other items	(87)	-	12	(14)	40
Net income attributed to shareholders	$246	$622	$640	$2,191	$3,501
Basic earnings per common share (C$)	$0.11	$0.30	$0.33	$1.06	$1.82
Diluted earnings per common share (C$)	$0.11	$0.30	$0.33	$1.05	$1.80
Diluted core earnings per common share (C$)(1)	$0.42	$0.43	$0.36	$1.68	$1.48
Return on common shareholders’ equity (“ROE”)	2.3%	6.5%	8.1%	5.8%	11.9%
Core ROE (1)	8.7%	9.2%	9.0%	9.2%	9.8%
Sales(1) Insurance products	$1,027	$803	$760	$3,380	$2,544
Wealth and Asset Management gross flows(1)	$31,089	$25,862	$17,885	$114,686	$69,164
Wealth and Asset Management net flows(1)	$8,748	$4,514	$2,806	$34,387	$18,335
Other Wealth products	$2,109	$1,845	$1,109	$7,494	$3,866
Premiums and deposits(1) Insurance products	$7,759	$7,476	$6,631	$29,509	$24,938
Wealth and Asset Management products	$31,089	$25,862	$17,885	$114,686	$69,164
Other Wealth products	$1,963	$1,595	$962	$6,718	$3,752
Corporate and Other	$26	$24	$18	$90	$77
Assets under management and administration (C$ billions)(1)	$935	$888	$691	$935	$691
Capital (C$ billions)(1)	$49.9	$47.9	$39.6	$49.9	$39.6
MLI’s MCCSR ratio	223%	226%	248%	223%	248%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

B1	Fourth quarter and full year earnings analysis
The table below reconciles reported net income attributed to shareholders to core earnings.

	Quarterly Results			Full Year Results
(C$ millions, unaudited)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Core earnings(1)
Asia Division	$353	$356	$260	$1,305	$1,008
Canadian Division	354	338	224	1,258	927
U.S. Division	350	393	338	1,537	1,383
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(124)	(104)	(112)	(446)	(446)
Expected cost of macro hedges(2)	(74)	(62)	(47)	(226)	(184)
Investment-related experience in core earnings(3)	-	(51)	50	-	200
Core earnings	$859	$870	$713	$3,428	$2,888
Investment-related experience outside of core earnings(3)	(361)	(169)	(403)	(530)	359
Core earnings and investment-related experience outside of core earnings	$498	$701	$310	$2,898	$3,247
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	(29)	232	377	(93)	412
Changes in actuarial methods and assumptions(5)	(97)	(285)	(59)	(451)	(198)
Integration and acquisition costs(6)	(39)	(26)	-	(149)	-
Other items excluded from core earnings(7)	(87)	-	12	(14)	40
Net income attributed to shareholders	$246	$622	$640	$2,191	$3,501

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 4Q15 net charge from macro equity hedges was $143 million and consisted of a $74 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $69 million because actual markets outperformed our valuation assumptions. The full year 2015 net gain from macro equity hedges was $8 million and consisted of a $226 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $234 million because actual markets underperformed relative to our valuation assumptions (for both 4Q15 and full year 2015 included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” in the MD&A of our 2014 Annual Report, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see section G1 “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions and experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)
The 4Q15 charge of $97 million reflects several model refinements to the projection of both asset and liability cash flows across several business units. Of the $451 million charge for changes in actuarial methods and assumptions for full year 2015, $285 million was reported in 3Q15 as part of the comprehensive annual review of valuation assumptions.

(6)
The 4Q15 charge of $39 million included integration costs of $34 million and $5 million for the Standard Life acquisition and Closed Block reinsurance transaction, respectively. The full year 2015 charge of $149 million included integration and acquisition costs of $99 million and $50 million for the Standard Life transaction and Closed Block reinsurance transaction, respectively.

(7)
The 4Q15 charge of $87 million included a $52 million charge from the recapture of a reinsurance treaty in Canada, a $37 million settlement charge from the buy-out of the U.K. pension plan and a $2 million gain related to tax rate changes. The $14 million charge in full year 2015 relates to the 4Q15 items above partially offset by a $63 million gain primarily related to the impact of tax rate changes in Canada and Japan. The $40 million gain in 2014 relates to a $24 million gain on the recapture of reinsurance treaties in Canada, $12 million related primarily to closing adjustments to the 2013 disposition of our Taiwan insurance business sale and $4 million to tax rate changes in Asia.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			Full Year Results
(C$ millions, unaudited)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$77	$(419)	$(142)	$(299)	$(182)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	(97)	647	533	201	729
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(9)	4	(14)	5	(40)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	-	-	-	-	(95)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(29)	$232	$377	$(93)	$412

(1)
In 4Q15, gains of $578 million from gross equity exposure were partially offset by losses of $432 million from dynamic hedging experience and $69 million from macro hedge experience, which resulted in a net gain of $77 million.

(2)	The charge in 4Q15 for fixed income reinvestment assumptions was driven by an increase in swap spreads in Canada.

(3)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

B2           Revenue
	Quarterly Results			Full Year Results
(C$ millions, unaudited)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net premiums excluding the Closed Block reinsurance transaction(1)	$6,712	$6,233	$4,833	$23,925	$17,813
Investment income	2,899	2,708	2,664	11,465	10,744
Other revenue(1)	2,694	2,487	2,301	10,098	8,739
Revenue before items noted below	$12,305	$11,428	$9,798	$45,488	$37,296
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	(1,916)	3,672	6,182	(3,062)	17,092
Premiums ceded, net of ceded commissions and additional consideration relating to Closed Block reinsurance transaction(1)	-	(7,996)	-	(7,996)	-
Total revenue	$10,389	$7,104	$15,980	$34,430	$54,388

(1)
For the puurose of comparable period-over-period reporting, we exclude the $7,996 million impact of the Closed Block reinsurance transaction, which is shown separately, in 3Q15 and full year 2015. For other periods, amounts in this line equal the “net premiums” in the Consolidated Statements of Income.

For 4Q15, total revenue was $10.4 billion compared with $16.0 billion in 4Q14, and full year 2015 total revenue was $34.4 billion compared with $54.4 billion in 2014. The impact of fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see section B6 “Impact of fair value accounting” below). Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C “Performance by Division”. For full year 2015, total revenue was also impacted by the completion of the reinsurance of John Hancock’s closed block of participating policies (“Closed Block”), where we reported a net reinsurance premium ceded of $8.0 billion. (The net reinsurance premium ceded was fully offset by an increase in the change in reinsurance assets on the Statement of Income).

For 4Q15, revenue before realized and unrealized gains and premiums ceded under the Closed Block reinsurance transaction was $12.3 billion compared with $9.8 billion in 4Q14. The increase was driven by business growth including the impact of recent acquisitions as well as the impact of foreign exchange rates.

In 4Q15, the net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $1.9 billion, primarily driven by an

February 11, 2016 – Press Release Reporting Fourth Quarter Results

increase in North American swap and interest rates, and partially offset by the impact of higher equity markets and real estate valuation gains in the U.S.

For full year 2015, revenue before realized and unrealized losses and premiums ceded under the Closed Block reinsurance transaction was $45.5 billion compared with $37.3 billion in 2014. The increase was driven by business growth, including the impact of recent acquisitions, as well as the impact of foreign exchange rates.

In 2015, the net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $3.1 billion, primarily driven by the increase in North American swap and interest rates, and partially offset by real estate revaluation gains, primarily in the U.S.

B3           Premiums and deposits24
Premiums and deposits is an additional measure of our top line growth, as it includes all customer cash inflows. Premiums and deposits for insurance products were $7.8 billion in 4Q15, an increase of 7% on a constant currency basis compared with 4Q14. For the full year, insurance premiums and deposits were $29.5 billion, which exclude the impact of the Closed Block reinsurance transaction, an increase of 10% on a constant currency basis compared with 2014.

Premiums and deposits for Wealth and Asset Management (“WAM”) products were $31.1 billion in 4Q15, an increase of $13.2 billion, or 53% on a constant currency basis, compared with 4Q14 (29% increase excluding recently acquired businesses). For the full year, WAM premiums and deposits were $114.7 billion, an increase of 46% on a constant currency basis over 2014.

Premiums and deposits for Other Wealth products were $2.0 billion in 4Q15, an increase of $1.0 billion, or 85% on a constant currency basis (63% increase excluding recently acquired businesses). For the full year, Other Wealth premiums and deposits were $6.7 billion, an increase of 65% on a constant currency basis over 2014.

B4         Assets under management and administration24
Assets under management and administration as at December 31, 2015 were $935 billion, an increase of $244 billion compared with December 31, 2014. The increase included $118 billion from recent acquisitions net of the Closed Block reinsurance transaction. The wealth and asset management portion of AUMA was $511 billion and increased $196 billion. The increase was driven by strong net inflows and contributions of $109 billion related to recent acquisitions.

B5         Capital24
MFC’s total capital as at December 31, 2015 was $49.9 billion, an increase of $10.3 billion from December 31, 2014. The increase from December 31, 2014 was primarily driven by net income attributed to shareholders of $2.2 billion, favourable impacts of foreign exchange rates of $5.3 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and assumption of $0.4 billion of outstanding Standard Life debt), and other net capital issued of $1.75 billion, partially offset by cash dividends of $1.4 billion over the period.

B6         Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 “Fourth quarter earnings” above for a discussion of fourth quarter experience).

Net realized and unrealized losses reported in investment income were $1.9 billion for 4Q15 (4Q14 – gains of $6.2 billion) as noted above in section B2 “Revenue”.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the

24	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7         Impact of foreign exchange rates
Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by $94 million in 4Q15 compared with 4Q14 and $325 million for 2015 compared with 2014. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. As applicable, each line item on our financial statements has been impacted by changes in foreign exchange rates.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

PERFORMANCE BY DIVISION
C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net income attributed to shareholders	$428	$129	$336	$1,176	$1,247
Core earnings(1)	353	356	260	1,305	1,008
Revenue(2)	4,750	3,250	3,658	14,078	11,958
Revenue before realized and unrealized investment income gains and losses(2)	4,257	3,885	2,677	14,524	9,880
Premiums and deposits	7,289	5,965	5,256	28,800	17,897
Assets under management ($ billions)	107.6	98.0	87.1	107.6	87.1
U.S. dollars
Net income attributed to shareholders	$321	$98	$297	$921	$1,129
Core earnings	264	272	229	1,019	913
Revenue	3,555	2,482	3,222	10,957	10,808
Revenue before realized and unrealized investment income gains and losses	3,186	2,968	2,358	11,322	8,941
Premiums and deposits	5,455	4,558	4,627	22,612	16,185
Assets under management ($ billions)	77.7	73.2	75.1	77.7	75.1

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

(2)	See B6 “Impact of fair value accounting”.

Asia Division’s 4Q15 net income attributed to shareholders was $428 million compared with $336 million in 4Q14. Net income attributed to shareholders is comprised of core earnings, which was $353 million in 4Q15 compared with $260 million in 4Q14, and items excluded from core earnings, which amounted to a net gain of $75 million in 4Q15 compared with $76 million in 4Q14.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$321 million in 4Q15 compared with US$297 million for 4Q14 and core earnings were US$264 million in 4Q15 compared with US$229 million in 4Q14. Items excluded from core earnings were a net gain of US$57 million for 4Q15 compared with US$68 million in 4Q14.

Core earnings increased US$41 million, or 18%, compared with 4Q14 after adjusting for the impact of changes in currency rates. The increase was driven by strong growth in new business volumes and improvement in product margins, partially offset by expenses related to investments in growth initiatives. On a Canadian dollar basis, core earnings increased by $93 million to $353 million in 4Q15 due to the factors above, and reflect a net $44 million favourable impact from changes in currency rates in territories where we operate versus the Canadian dollar.

The US$57 million net gain in items excluded from core earnings in 4Q15 are primarily related to the impact of the increase in equity markets partially offset by declining interest rates.

Asia Division’s full year 2015 net income attributed to shareholders was $1,176 million compared with $1,247 million in 2014. Net income attributed to shareholders is comprised of core earnings, which was $1,305 million in 2015 compared with $1,008 million in 2014, and items excluded from core earnings, which amounted to a net charge of $129 million in 2015 compared with a net gain of $239 million in 2014.

Expressed in U.S. dollars, the presentation currency of the division, full year 2015 net income attributed to shareholders was US$921 million compared with US$1,129 million for 2014 and core earnings was US$1,019 million in 2015 compared with US$913 million in 2014. Items excluded from core earnings were a net charge of US$98 million in 2015 compared with a net gain of US$216 million in 2014.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Core earnings in 2015 increased US$154 million compared with 2014, after adjusting for the US$48 million impact of changes in currency rates, reflecting strong growth in new business volumes combined with higher product margins, favourable product mix and policyholder experience, partially offset by expenses related to growth initiatives. On a Canadian dollar basis, full year 2015 core earnings increased by $297 million to $1,305 million due to the factors above, and reflect a net $120 million favourable impact due to the relative appreciation of local currencies in territories where we operate versus the Canadian dollar. The change of US$314 million in items excluded from core earnings primarily related to changes in the direct impact of equity markets and interest rates.

Revenue before unrealized and realized investment gains was US$3.2 billion in 4Q15 compared with US$2.4 billion in 4Q14, an increase of 35% driven by strong sales growth together with stable in-force growth. For full year 2015, revenue before unrealized and realized investment gains was US$11.3 billion, an increase of 27% due to strong sales growth, notably from Japan.

Premiums and deposits of US$5.5 billion in 4Q15 increased 24% compared with 4Q14. Premiums and deposits for insurance products of US$2.0 billion increased 29% over 4Q14 driven by record sales growth from most of the territories and robust recurring premium growth from in-force business. Wealth and Asset Management premiums and deposits of US$2.5 billion in 4Q15 increased by 7% over 4Q14 driven by higher mutual fund deposits, particularly from mainland China and solid growth in pension deposits in Hong Kong. Other Wealth premiums and deposits of US$0.9 billion in 4Q15 increased by 90% over 4Q14 driven by the success of new product launches coupled with expanding distribution reach.

Premiums and deposits for the full year 2015 were US$22.6 billion, an increase of 48% compared with 2014. Of this, premiums and deposits for insurance products were US$7.4 billion, an increase of 23% compared with 2014, due to strong sales growth and robust recurring premium growth from in-force business. Wealth and Asset Management premiums and deposits were US$12.2 billion, an increase of 56%, reflecting new fund launches, notably in mainland China and solid growth in pension deposits in Hong Kong. Other Wealth premiums and deposits of US$3.0 billion were double 2014 levels driven by the success of new product launches coupled with expanding distribution reach.

Assets under management were US$77.7 billion as at December 31, 2015, an increase of 6% on a constant currency basis compared with December 31, 2014, driven by net customer inflows of US$6.6 billion and investment income during 2015.

C2	Canadian Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net income (loss) attributed to shareholders	$(102)	$278	$73	$486	$1,003
Core earnings(1)	354	338	224	1,258	927
Revenue(2)	2,460	2,691	3,674	10,073	13,773
Revenue before realized and unrealized investment income gains and losses(2)	2,695	2,615	2,297	10,809	9,637
Premiums and deposits	6,983	7,285	5,427	29,344	21,619
Assets under management ($ billions)	218.7	215.6	158.9	218.7	158.9

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

(2)	See B6 “Impact of fair value accounting”.

Canadian Division’s 4Q15 net loss attributed to shareholders was $102 million compared with net income of $73 million in 4Q14.  Net income (loss) attributed to shareholders is comprised of core earnings, which was $354 million in 4Q15 compared with $224 million in 4Q14, and items excluded from core earnings, which were net charges of $456 million in 4Q15 compared with net charges of $151 million in 4Q14.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

The $130 million increase in core earnings included $63 million related to the acquired business, the favourable impact from in-force business growth, the methodology change for attributing expected investment income on assets supporting provisions for adverse deviation and favourable policyholder experience. The 4Q15 loss in items excluded from core earnings included the impact of unfavourable market and investment-related experience, costs related to the recapture of a reinsurance treaty and, to a lesser extent, integration costs related to the acquired business.

Canadian Division’s full year 2015 net income attributed to shareholders was $486 million compared with $1,003 million in 2014. Net income attributed to shareholders is comprised of core earnings, which was $1,258 million for 2015 compared with $927 million for 2014, and items excluded from core earnings, which amounted to a net charge of $772 million for 2015 compared with a net gain of $76 million in 2014.

The $331 million increase in core earnings over the prior year includes $158 million attributable to the Standard Life acquisition. The increase also reflects the favourable impact of a methodology change for attributing expected investment income on assets supporting provisions for adverse deviations and higher fee income from our WAMbusinesses reflecting higher asset levels, partially offset by unfavourable policyholder experience. The year-over-year decrease of $848 million in items excluded from core earnings was driven by unfavourable market and investment-related experience, integration and acquisition expenses related to the acquired business and a number of one-time items.

Revenue before unrealized and realized investment gains was $2.7 billion in 4Q15 compared with $2.3 billion in 4Q14 due to higher premium and investment income offset by the impact from recapture of a reinsurance treaty.  Full year 2015 revenue before unrealized and realized investment gains was $10.8 billion compared with $9.6 billion in 2014 also driven by higher premium income.

Premiums and deposits in 4Q15 were $7.0 billion, $1.6 billion higher than in 4Q14, and full year 2015 premiums and deposits were $29.3 billion, $7.7 billion higher than in 2014. The acquired business added $1.5 billion in the quarter and $5.3 billion for the full year to premiums and deposits. Our WAM businesses contributed $1.2 billion of the increase for the quarter and $6.0 billion of the increase for the full year.

Assets under management were $218.7 billion as at December 31, 2015, an increase of $59.8 billion from December 31, 2014, including $54.4 billion related to the acquired business. Excluding the acquired business, AUM increased by $5.4 billion, or 3%, driven by business growth.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results			Full year results
Canadian dollars	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net income attributed to shareholders	$341	$525	$506	$1,531	$2,147
Core earnings(1)	350	393	338	1,537	1,383
Revenue(2)	3,360	923	8,683	10,058	28,733
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Block reinsurance transaction(2),(3)	5,317	4,950	4,726	19,938	17,462
Premiums and deposits(3)	20,562	19,520	12,519	70,618	50,153
Assets under management and administration ($ billions)	537.3	508.4	398.5	537.3	398.5
U.S. dollars
Net income attributed to shareholders	$255	$401	$444	$1,194	$1,946
Core earnings	262	300	297	1,205	1,252
Revenue	2,513	707	7,645	7,864	25,958
Revenue before realized and unrealized investment income gains and losses	3,978	3,783	4,162	15,594	15,804
Premiums and deposits	15,388	14,913	11,026	55,038	45,411
Assets under management and administration ($ billions)	388.2	379.5	343.5	388.2	343.5

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

(2)	See B6 “Impact of fair value accounting”.

(3)
For the purposes of comparable period-over-period reporting the impact of the 3Q15 Closed Block reinsurance transaction is excluded from revenue before realized and unrealized investment income gains and premiums and deposits in this table. This transaction resulted in a net ceded premium (negative premium) of approximately $8.0 billion (US$6.1 billion) in 3Q15 and full year 2015.

U.S. Division’s 4Q15 net income attributed to shareholders was $341 million compared with $506 million in 4Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $350 million in 4Q15 compared with $338 million in 4Q14, and items excluded from core earnings, which amounted to net charges of $9 million in 4Q15 compared with net gains of $168 million in 4Q14.

Expressed in U.S. dollars, the functional currency of the division, 4Q15 net income attributed to shareholders was US$255 million compared with US$444 million in 4Q14, core earnings was US$262 million compared with US$297 million in 4Q14, and items excluded from core earnings were a net charge of US$7 million in 4Q15 compared with a net gain of US$147 million in 4Q14. The US$35 million decrease in core earnings was driven by reduced new business gains in Insurance primarily from product mix changes and lower sales, and unfavourable policyholder experience primarily due to JH LTC. These impacts were partially offset by higher wealth and asset management fee income reflecting increased asset levels. On a Canadian dollar basis, core earnings increased by $12 million as the strengthening of the U.S. dollar compared with the Canadian dollar accounted for a $53 million increase in core earnings that more than offset the net unfavourable drivers mentioned above.

U.S. Division’s full year 2015 net income attributed to shareholders was $1,531 million compared with $2,147 million in 2014. Net income attributed to shareholders is comprised of core earnings which amounted to $1,537 million in 2015 compared with $1,383 million in 2014, and items excluded from core earnings, which amounted to net charges of $6 million compared with net gains of $764 million in 2014. The strengthening of the U.S. dollar compared with the Canadian dollar accounted for $207 million of the increase in core earnings.

Expressed in U.S. dollars, the functional currency of the division, full year 2015 net income attributed to shareholders was US$1,194 million compared with US$1,946 million in 2014, core earnings was US$1,205 million compared with US$1,252 million in 2014, and items excluded from core earnings

February 11, 2016 – Press Release Reporting Fourth Quarter Results

were a net charge of US$11 million in 2015 compared with a net gain of US$694 million in 2014. The US$47 million decrease in core earnings was driven by unfavourable policyholder experience in JH Insurance, lower tax benefits, higher non-deferrable acquisition costs related to higher wealth and asset management gross flows and modestly lower new business gains in JH Insurance. These items were partially offset by lower amortization of deferred acquisition costs due to the run-off of the in-force variable annuity business and higher wealth and asset management fee income reflecting higher asset levels. The unfavourable policyholder experience in JH Insurance was primarily due to JH LTC and large claims in JH Life.

Revenue before unrealized and realized investment gains was US$4.0 billion in 4Q15 compared with US$4.2 billion in 4Q14. The decrease primarily relates to lower investment income following the transfer of assets as part of the Closed Block reinsurance transaction. Full year 2015 revenue before unrealized and realized investment gains and the net activity associated with the Closed Block transaction in 3Q15 was US$15.6 billion compared with US$15.8 billion in 2014.  The slight decrease was driven by reduced premium and investment income as a result of the ongoing impact of the Closed Block reinsurance transaction partially offset by higher wealth and asset management fee income reflecting higher asset levels.

Premiums and deposits for 4Q15 were US$15.4 billion, an increase of 40%25 compared with 4Q14.  Premiums and deposits for insurance products were US$1.7 billion, a decrease of 9% compared with 4Q14, due to lower universal life sales. Premiums and deposits for wealth and asset management products 4Q15 were US$13.3 billion, an increase of 50% compared with 4Q14, driven by record mutual fund sales and the RPS acquisition.

Premiums and deposits for full year 2015 were US$55.0 billion, an increase of 21% compared with 2014. Premiums and deposits for insurance products of US$6.7 billion were flat compared with 2014, as sales activity was dampened by competitive pressures. Premiums and deposits for wealth and asset management products were US$47.2 billion, an increase of 26% compared with 2014, reflecting strong deposits in JH RPS including the recently acquired mid-market business, as well as from record deposits in JH Investments.

Assets under management and administration as at December 31, 2015 were US$388.2 billion, an increase of US$44.7 billion from December 31, 2014. The acquisition of the Retirement Plan Services business contributed US$45.3 billion (net increase in wealth and asset management assets of US$56.6 billion partially offset by the transfer of US$11.3 billion of assets as part of the Closed Block reinsurance transaction) and robust net mutual fund flows contributed an additional US$10.4 billion in 2015. These items were partially offset by the continued run-off of the in-force annuity business.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			Full year results
Canadian dollars	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net loss attributed to shareholders	$(421)	$(310)	$(275)	$(1,002)	$(896)
Core loss (excluding macro hedges and core investment gains)(1)	$(124)	$(104)	$(112)	$(446)	$(446)
Expected cost of macro hedges	(74)	(62)	(47)	(226)	(184)
Investment-related experience included in core earnings	-	(51)	50	-	200
Total core loss	$(198)	$(217)	$(109)	$(672)	$(430)
Revenue	$(182)	$240	$(35)	$221	$(76)
Premiums and deposits	6,000	2,189	2,294	22,240	8,262
Assets under management ($ billions)	71.6	66.0	46.6	71.6	46.6

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

25
Growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Corporate and Other is comprised of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial methods and assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see section G1 “Performance and Non-GAAP measures” below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.

Corporate and Other reported a 4Q15 net loss attributed to shareholders of $421 million and a net loss of $275 million in 4Q14. The net loss is comprised of core loss and items excluded from core loss. The core loss was $198 million in 4Q15 and $109 million in 4Q14; items excluded from core loss amounted to charges of $223 million in 4Q15 compared with charges of $166 million in 4Q14.

The $89 million increase in core loss includes the reclassification of $50 million to core investment-related experience in 2014 compared to nil in 2015. The remaining variance of $39 million is primarily driven by the currency impact on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars and higher macro hedging costs from increased hedging activity, partially offset by higher investment income reflecting higher asset levels over the period.

Items excluded from core loss compared with 4Q14 primarily relate to charges for changes in actuarial methods and assumptions, the direct impact of interest rates and equity markets and settlement costs related to the buy-out of our U.K. pension plan as well as the direct impact of equity markets and interest rates.

Corporate and Other reported a full year 2015 net loss attributed to shareholders of $1,002 million compared with a net loss of $896 million for 2014. The net loss is comprised of core loss and items excluded from core loss. The core loss was $672 million in 2015 and $430 million in 2014; items excluded from core loss amounted to net charges of $330 million in 2015 compared with net charges of $466 million in 2014.

The $242 million increase in core loss is largely due to the inclusion in 2014 of $200 million of core investment gains in 2014 compared to nil in 2015. The remaining $42 million variance was driven by the currency impact on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars, higher macro hedging costs from increased hedging activity, and higher expenses primarily reflecting the non-recurrence of legal provision releases and increased project costs, partially offset by higher investment income reflecting higher realized gains on available-for-sale equities and higher asset levels.

The net charge in 2015 of $330 million for items excluded from core earnings consisted of $451 million of charges for changes in actuarial methods and assumptions, $39 million of other investment–related experience losses and $37 million in settlement costs related to our U.K. employee pension plan, partially offset by $200 million of favourable gains related to the direct impact of equity markets and interest rates.

The net charge in 2014 of $466 million for items excluded from core earnings consisted mostly of $198 million of charges for changes in actuarial methods and assumptions, $94 million of losses related to the direct impact of equity markets and interest rates and the $200 million reclassification of favourable investment-related experience to core earnings.

Revenue was a net charge of $182 million in 4Q15 compared with a net charge of $35 million in 4Q14. The unfavourable variance in revenue was primarily driven by higher macro hedging costs.

Full year 2015 revenue was $221 million compared with a net charge of $75 million in 2014. The favourable variance was primarily driven by lower macro hedging costs in 2015.

Premiums and deposits, primarily related to the Investment Division’s external asset management business, were $6.0 billion in 4Q15, compared with the $2.3 billion reported in 4Q14. Full year 2015 premiums and deposits were $22.2 billion compared with $8.3 billion in 2014. The increase over both

February 11, 2016 – Press Release Reporting Fourth Quarter Results

the same quarter last year and 2014 reflected positive flows from new and existing institutional asset management clients.

Assets under management of $71.6 billion as at December 31, 2015 (December 31, 2014 – $46.6 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $71.2 billion (December 31, 2014 – $41.6 billion).

D	PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management
Manulife has a globally diversified wealth and asset management franchise spanning mutual funds, group retirement and savings products, and institutional asset management capabilities across all major asset classes.  We have achieved strong growth through expanding our broad-based extensive distribution platforms in the U.S., Canada, Asia, and now Europe, and leveraging our global asset management expertise.  With investment professionals on the ground in 17 countries, our deep local knowledge, and expertise in sought after asset classes such as alternative long-duration assets, positions us well for continued success. In addition to mutual fund businesses in 11 markets, we have leading retirement platforms in Canada, the U.S. and Hong Kong, and a growing presence in Indonesia and Malaysia.  We continue to invest in these businesses with the recent acquisitions of the Canadian-based operations of Standard Life plc (“Standard Life”) and New York Life’s Retirement Plan Services business and the announcement of a transaction to acquire Standard Chartered’s MPF and Occupational and Retirement Schemes Ordinance (“ORSO”) businesses in Hong Kong. WAM businesses are among our fastest growing earnings contributors.

We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and allow for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), net flows, gross flows and assets under management and administration.26 Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			Full year Results
(C$ millions, unless otherwise stated)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Core earnings	$157	$169	$129	$639	$502
Core EBITDA	305	315	255	1,237	980
Net flows	8,748	4,514	2,806	34,387	18,335
Gross flows	31,089	25,862	17,885	114,686	69,164
Assets under management ("AUM") (C$ billions)	435	406	315	435	315
Assets under management and administration ("AUMA") (C$ billions)	511	477	315	511	315

In 4Q15, we generated solid net flows despite challenging equity markets. Core EBITDA in 4Q15 and full year 2015 increased 20% and 26%, respectively, compared with the same periods in the prior year.

D2	Additional information by business line
In addition to the WAM businesses, the two tables below include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth

26	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada27 and Insurance includes all individual and group insurance businesses.

Wealth and Asset Management – Our global WAM businesses contributed $157 million to core earnings in 4Q15, an increase of 22% compared with 4Q14. The increase was a result of higher fee income from higher asset levels, reflecting strong net flows and recent acquisitions and the favourable impact of the strengthening of the U.S. dollar compared with the Canadian dollar, partially offset by higher non-deferrable acquisition costs. On a full year basis, WAM contributed $639 million to core earnings in 2015, up 27% from $502 million in 2014.

Insurance – Our insurance businesses contributed $590 million to core earnings in 4Q15, an increase of 33% compared with 4Q14. The increase was primarily a result of strong insurance sales in Asia and the strengthening of the U.S. dollar compared with the Canadian dollar. Full year core earnings of $2,219 million in 2015 were up 19% from 2014.

Other Wealth – Our other wealth businesses contributed $315 million to core earnings in 4Q15, an increase of 24% compared with 4Q14. The increase was primarily related to strong sales in Asia, the contribution of a recent acquisition in Canada, lower amortization of deferred acquisition costs in the U.S. and the strengthening of the U.S. dollar compared with the Canadian dollar. Full year core earnings of $1,262 million in 2015 were up 31% from 2014.

Core earnings by line of business

	Quarterly Results			Full Year Results
(C$ millions)	4Q15	3Q15	4Q14	2015	2014
Wealth and Asset Management	$157	$169	$129	$639	$502
Insurance	590	590	445	2,219	1,864
Other Wealth	315	327	255	1,262	965
Corporate and Other(1)	(203)	(216)	(116)	(692)	(443)
Total core earnings	$859	$870	$713	$3,428	$2,888

(1)	Excludes Manulife Asset Management results that are included in WAM.

Assets under management and administration by line of business

As at	December 31,	September 30,	December 31,
(C$ millions)	2015	2015	2014
Wealth and Asset Management(1)	$510.7	$476.8	$314.5
Insurance	246.3	235.1	213.8
Other Wealth	177.8	175.7	157.8
Corporate and Other	0.4	0.4	5.0
Total assets under management and administration	$935.2	$888.0	$691.1

27	Manulife Bank new loan volumes are no longer being reported as sales.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division
	Quarterly Results			Full Year Results
(C$ millions)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Wealth and Asset Management(1)
Asia	$37	$38	$31	$161	$126
Canada	34	40	26	140	100
U.S.	81	92	65	318	263
Corporate and Other(2)	5	(1)	7	20	13
Total Wealth and Asset Management	157	169	129	639	502
Insurance
Asia(3)	238	245	178	878	667
Canada	204	166	96	626	471
U.S.	148	179	171	715	726
Total Insurance	590	590	445	2,219	1,864
Other Wealth(4)
Asia(3)	78	73	51	266	215
Canada
Manulife Bank	27	26	39	123	123
Canada excluding Manulife Bank	89	106	63	369	233
Total Canada	116	132	102	492	356
U.S.	121	122	102	504	394
Total Other Wealth	315	327	255	1,262	965
Corporate and Other(5)	(203)	(216)	(116)	(692)	(443)
Total core earnings	$859	$870	$713	$3,428	$2,888

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including: mutual funds, group retirement and institutional asset management.

(2)	Corporate and Other results are net of internal allocations to other divisions.

(3)	Asia division core earnings growth for the insurance and other wealth segments on a combined basis was 30% for 2015 over 2014.

(4)	Other Wealth includes variable and fixed annuities, single premium products sold in Asia, and Manulife Bank.

(5)	A portion of core earnings from Investment Division has been included in Wealth and Asset Management.

E       RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report and 2015 Quarterly Shareholders’ Reports.

E1	Potential impact of current macroeconomic environment
Our income and capital projections, and the determination of our policy liabilities, are based on, among other things, certain assumptions regarding expected returns from our public equity and ALDA investments. Actual returns are highly variable and can deviate significantly from our assumed returns. This can have a significant effect on our income and capital and, if the deviation leads to a change in our actuarial assumptions, can also have a significant effect on the valuation of our policy liabilities. In particular, the return from the oil and gas assets included in our ALDA portfolio fell far short of our return assumptions in 2015 given the current low oil and gas price environment.

In 2015, we reported investment-related experience charges of $530 million; $876 million related to the sharp decline in oil and gas prices offset by $346 million related to favourable experience in other asset classes and fixed-income reinvestment activities. In 2016, if oil and gas prices remain at current levels, we may not achieve $400 million of investment-related experience gains (the amount included in core earnings) and therefore may not achieve our core earnings objective of $4 billion in 2016. We

February 11, 2016 – Press Release Reporting Fourth Quarter Results

continue to believe that $400 million per year in investment-related experience is a reasonable estimate of our long-term through-the-cycle investment experience.28

Should oil and gas prices remain at current levels or continue to decline, we expect, in addition to the direct impact on the value of our oil and gas assets, there may be negative impacts on our other investments (including our debt and real estate portfolio), which are difficult to estimate.

In addition, the U.S. Federal Reserve recently started raising rates, and rising interest rates could have a negative impact on the valuations of our real estate and other ALDA portfolio. The market value of our fixed income investments that are not backing liabilities will also be negatively affected by rising rates. Also, falling equity markets may require us to increase the amount of macro hedges to manage the overall equity exposure. The additional macro hedges would negatively impact us if markets were to subsequently rise. Falling equity markets may also cause us to revise the long-term return assumptions on public equities and some types of ALDA assets.

See also section B6 “Impact of Fair Value Accounting”.

E2         Variable annuity and segregated fund guarantees
As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2016 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	December 31, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,642	$4,909	$1,740	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	73,232	65,090	9,231	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	19,608	23,231	72	14,514	18,670	23
Gross living benefits(2)	99,482	93,230	11,043	87,478	87,532	5,796
Gross death benefits(3)	13,693	13,158	1,704	12,178	11,036	1,312
Total gross of reinsurance	113,175	106,388	12,747	99,656	98,568	7,108
Living benefits reinsured	5,795	4,312	1,486	5,242	4,249	1,020
Death benefits reinsured	3,874	3,501	682	3,598	3,398	560
Total reinsured	9,669	7,813	2,168	8,840	7,647	1,580
Total, net of reinsurance	$103,506	$98,575	$10,579	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at December 31, 2015 was $10,579 million (December 31, 2014 – $5,528 million) of which: US$6,046 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $1,564 million (December 31, 2014 – $912 million) was on our Canadian business, US$190 million (December 31, 2014 – US$99 million) was on our Japan business and US$277 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

28	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance, was $10.6 billion at December 31, 2015 compared with $5.5 billion at December 31, 2014.

The policy liabilities established for variable annuity and segregated fund guarantees were $7,469 million at December 31, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $840 million at December 31, 2015. For the dynamically hedged business, the policy liabilities increased from $4,178 million at December 31, 2014 to $6,629 million at December 31, 2015.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2014 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar, unfavourable equity markets and, in the case of dynamically hedged business, is also due to the decrease in swap rates in Canada.

E3	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

E4	Publicly traded equity performance risk
As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders and on MLI’s MCCSR ratio could be considerably more than shown. Refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at December 31, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,180)	$(3,140)	$(1,410)	$1,080	$1,860	$2,420
Asset based fees	(470)	(310)	(160)	160	310	470
General fund equity investments(5)	(1,030)	(680)	(340)	330	670	1,020
Total underlying sensitivity before hedging	(6,680)	(4,130)	(1,910)	1,570	2,840	3,910
Impact of macro and dynamic hedge assets(6)	4,750	2,920	1,360	(1,240)	(2,250)	(3,090)
Net potential impact on net income after impact of hedging	$(1,930)	$(1,210)	$(550)	$330	$590	$820

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(5)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	(5,490)	(3,250)	(1,430)	1,080	1,900	2,550
Impact of macro and dynamic hedge assets(6)	3,770	2,150	950	(850)	(1,460)	(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.

(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
December 31, 2015	(14)	(7)	(4)	1	3	7
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at December 31,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$13,600	$10,700
For macro equity risk hedging strategy	5,600	3,000
Total	$19,200	$13,700

E5	Interest rate and spread risk
At December 31, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million, after rounding results to the nearest $100 million.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used to calculate our actuarial liabilities, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income attributed to shareholders of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The potential impact on net income attributed to shareholders does not include any future potential changes to the URR assumptions which are promulgated periodically by the Actuarial Standards Board (“ASB”), or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. Interest rates are currently lower than they were when the current URR assumptions were promulgated, and therefore, there may be a downward bias if the ASB were to update rates29. The impact also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

29	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	December 31, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(100)		$100		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	600		(600)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(6)		4		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(3)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 6 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	December 31, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$700	$500
Decrease 50 basis points	(700)	(500)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

The increased sensitivity to a 50 basis point change to corporate spreads from December 31, 2014 to December 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars and investment-related activities.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

E6	Alternative Long-Duration Asset (“ALDA”) Performance Risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA  followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas. At December 31, 2015, the fair value of our oil and gas related ALDA investments (direct holdings and private equities) was $1.7 billion.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	December 31, 2015		December 31, 2014
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,200	$(1,000)	$1,000
Private equities and other ALDA(6)	(1,100)	1,100	(1,000)	900
Alternative long-duration assets	$(2,300)	$2,300	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.

(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.

(4)
Net income impact does not consider any impact of the market correction on assumed future return assumptions. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(5)
Please refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	A 10% market decline in oil and gas holdings, direct and indirect, would result in an estimated $200 million reduction in net income attributed to shareholders.

The increased sensitivity from December 31, 2014 to December 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the Standard Life acquisition.

F	ACCOUNTING MATTERS AND CONTROLS

F1	Sensitivity of policy liabilities to updates and assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	December 31, 2015		December 31,2014
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$600	$(600)	$300	$(300)
100 basis point change in future annual returns for ALDA(2)	3,000	(3,400)	2,500	(3,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2014 – $100 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2014 – $100 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual return assumptions for ALDA include market growth rates and annual income such as rent, production proceeds, dividends, etc.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual public equity returns from December 31, 2014 to December 31, 2015 is primarily due to the Standard Life acquisition and the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars. The increase in sensitivity to a change in future annual ALDA returns from December 31, 2014 to December 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period and the Standard Life acquisition, partially offset by the impact of the increase in risk free rates in the U.S. during the period, increasing the rate at which funds can be reinvested.

F2	Accounting and reporting changes
OSFI recently issued the 2016 MCCSR guidelines for public comment. The guidelines include the requirement to disclose the MCCSR ratio for MFC and other federally regulated holding companies.

G	OTHER

G1	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (“Core EBITDA”); Constant Currency Basis; Mutual Funds Assets under Management; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate

February 11, 2016 – Press Release Reporting Fourth Quarter Results

reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company
	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2015		2015		2015		2014		2014		2014		2014
Core earnings (loss)
Asia Division	$353		$356		$300		$296		$260		$273		$231		$244
Canadian Division	354		338		304		262		224		243		232		228
U.S. Division	350		393		402		392		338		342		329		374
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(124)		(104)		(109)		(109)		(112)		(107)		(92)		(135)
Expected cost of macro hedges	(74)		(62)		(46)		(44)		(47)		(46)		(49)		(42)
Investment-related experience included in core earnings	-		(51)		51		-		50		50		50		50
Total core earnings	859		870		902		797		713		755		701		719
Investment-related experience outside of core earnings	(361)		(169)		77		(77)		(403)		320		217		225
Core earnings plus investment-related experience outside of core earnings	498		701		979		720		310		1,075		918		944
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(29)		232		(309)		13		377		70		55		(90)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	(52)		-		-		12		-		24		-		-
Change in actuarial methods and assumptions	(97)		(285)		(47)		(22)		(59)		(69)		(30)		(40)
Integration and acquisition costs	(39)		(26)		(54)		(30)		-		-		-		-
Tax items, restructuring charge related to organizational design and other	(35)		-		31		30		12		-		-		4
Net income attributed to shareholders	$246		$622		$600		$723		$640		$1,100		$943		$818
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$77		$(419)		$28		$15		$(142)		$(35)		$66		$(71)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(97)		647		(362)		13		533		165		22		9
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(9)		4		25		(15)		(14)		(15)		(8)		(3)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		-		-		-		(45)		(25)		(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(29)		$232		$(309)		$13		$377		$70		$55		$(90)

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2015		2015		2015		2014		2014		2014		2014
Asia Division core earnings	$353		$356		$300		$296		$260		$273		$231		$244
Investment-related experience outside of core earnings	(3)		21		7		-		(2)		27		18		19
Core earnings plus investment-related experience outside of core earnings	350		377		307		296		258		300		249		263
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	76		(248)		15		(17)		78		32		88		(25)
Recapture of reinsurance treaty and tax items	2		-		(2)		20		-		-		-		4
Net income attributed to shareholders	$428		$129		$320		$299		$336		$332		$337		$242

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2015		2015		2015		2014		2014		2014		2014
Canadian Division core earnings	$354		$338		$304		$262		$224		$243		$232		$228
Investment-related experience outside of core earnings	(180)		(144)		14		(81)		(199)		19		46		135
Core earnings plus investment-related experience outside of core earnings	174		194		318		181		25		262		278		363
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(201)		97		(114)		(65)		48		-		(11)		14
Recapture of reinsurance treaty and tax items	(52)		-		1		12		-		24		-		-
Integration and acquisition costs	(23)		(13)		(14)		(9)		-		-		-		-
Net income attributed to shareholders	$(102)		$278		$191		$119		$73		$286		$267		$377

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2015		2015		2015		2014		2014		2014		2014
U.S. Division core earnings	$350		$393		$402		$392		$338		$342		$329		$374
Investment-related experience outside of core earnings	(146)		(34)		64		(9)		(154)		319		206		111
Core earnings plus investment-related experience outside of core earnings	204		359		466		383		184		661		535		485
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	142		174		(251)		99		322		18		24		(82)
Integration and acquisition costs	(5)		(8)		(32)		-		-		-		-		-
Net income attributed to shareholders	$341		$525		$183		$482		$506		$679		$559		$403

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2015		2015		2015		2014		2014		2014		2014
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(124)		$(104)		$(109)		$(109)		$(112)		$(107)		$(92)		$(135)
Expected cost of macro hedges	(74)		(62)		(46)		(44)		(47)		(46)		(49)		(42)
Investment-related experience included in core earnings	-		(51)		51		-		50		50		50		50
Total core loss	(198)		(217)		(104)		(153)		(109)		(103)		(91)		(127)
Investment-related experience outside of core earnings	(32)		(12)		(8)		13		(48)		(45)		(53)		(40)
Core loss plus investment-related experience outside of core earnings	(230)		(229)		(112)		(140)		(157)		(148)		(144)		(167)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(46)		209		41		(4)		(71)		20		(46)		3
Changes in actuarial methods and assumptions	(97)		(285)		(47)		(22)		(59)		(69)		(30)		(40)
Integration and acquisition costs	(11)		(5)		(8)		(21)		-		-		-		-
Tax items, restructuring charge related to organizational design and other	(37)		-		32		10		12		-		-		-
Net loss attributed to shareholders	$(421)		$(310)		$(94)		$(177)		$(275)		$(197)		$(220)		$(204)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 4Q15.

Mutual Funds assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Premiums and deposits	Quarterly Results			Full Year
(C$ millions)	4Q 2015	3Q 2015	4Q 2014	2015	2014
Net premium income and investment contract deposits	$6,740	$6,238	$4,932	$24,125	$17,952
Deposits from policyholders	7,740	7,854	5,784	30,495	22,695
Mutual fund deposits	18,361	16,768	10,576	66,104	41,483
Institutional advisory account deposits	5,972	2,165	2,276	22,148	8,148
ASO premium equivalents	833	804	773	3,325	3,048
Group Benefits ceded premiums	1,051	1,012	1,023	4,296	4,130
Other fund deposits	140	116	132	510	475
Total premiums and deposits	40,837	34,957	25,496	151,003	97,931
Currency impact	-	536	3,213	4,240	14,312
Constant currency premiums and deposits	$40,837	$35,493	$28,709	$155,243	$112,243

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
(C$ millions)	December 31, 2015	September 30, 2015	December 31, 2014
Total invested assets	$309,267	$299,595	$269,310
Segregated funds net assets	313,249	301,276	256,532
Assets under management per financial statements	622,516	600,871	525,842
Mutual funds	160,020	147,185	119,593
Institutional advisory accounts (excluding segregated funds)	68,940	62,931	38,864
Other funds	7,552	6,549	6,830
Total assets under management	859,028	817,536	691,129
Other assets under administration	76,148	70,447	-
Currency impact	-	18,508	93,581
Constant currency assets under management and administration	$935,176	$906,491	$784,710

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	December 31, 2015	September 30, 2015	December 31, 2014
Total equity	$41,938	$40,890	$33,926
Add AOCI loss on cash flow hedges	264	309	211
Add liabilities for preferred shares and capital instruments	7,695	6,681	5,426
Total capital	$49,897	$47,880	$39,563

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

	Quarterly Results
Wealth and Asset Management	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
(C$ millions, unaudited)	2015		2015		2015		2015		2014		2014		2014		2014
Core EBITDA	$305		$315		$317		$300		$255		$257		$245		$223
Amortization of deferred acquisition costs and other depreciation	84		84		82		77		63		59		58		57
Amortization of deferred sales commissions	22		27		27		30		22		21		23		24
Core earnings before income taxes	199		204		208		193		170		177		164		142
Core income tax (expense) recovery	(42)		(35)		(46)		(42)		(41)		(48)		(35)		(27)
Core earnings	$157		$169		$162		$151		$129		$129		$129		$115

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin is calculated as NBV divided by annualized premium equivalents (“APE”) excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products.  Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management businesses and Manulife Bank. The NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Other Wealth sales include all new deposits into variable and fixed annuity contracts and single premium products in Asia.  As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common

February 11, 2016 – Press Release Reporting Fourth Quarter Results

industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G2	Key planning assumptions and uncertainties
Manulife’s 2016 management objectives30 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

G3	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and Core ROE, Core ROE expansion over the medium term and the drivers of such expansion, the contribution of recent major acquisitions and partnerships to annual core earnings over the medium term, the anticipated benefits and costs of the acquisition of Standard Life, the reasonableness of Manulife’s long-term through-the-cycle investment-related experience estimate, estimated net pre-tax savings in 2016 from our E&E initiative, and the anticipated impact of an update to ASB’s URR assumptions.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and Core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2014 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2014 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability

30	See “Caution regarding forward-looking statements” below.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and ORSO businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s system or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Income
	For the three months ended December 31,		For the years ended December 31,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014	2015	2014
Revenue
Net premiums excluding Closed Block reinsurance transaction(1)	$6,712	$4,833	$23,925	$17,813
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction(1)	-	-	(7,996)	-
Investment income
Investment income	2,899	2,664	11,465	10,744
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(2)	(1,916)	6,182	(3,062)	17,092
Other revenue	2,694	2,301	10,098	8,739
Total revenue	10,389	15,980	34,430	54,388
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits	6,225	5,375	23,761	20,318
Change in insurance contract liabilities	2,063	8,123	7,452	24,185
Change in investment contract liabilities	26	(15)	203	65
Benefits and expenses ceded to reinsurers	(1,965)	(1,730)	(7,265)	(6,709)
Change in reinsurance assets	(48)	262	(6,810)	506
Net benefits and claims	6,301	12,015	17,341	38,365
General expenses	1,752	1,345	6,221	4,772
Investment expenses	453	358	1,615	1,319
Commissions	1,401	1,160	5,176	4,250
Interest expense	252	309	1,101	1,131
Net premium taxes	94	69	358	287
Total contract benefits and expenses	10,253	15,256	31,812	50,124
Income before income taxes	136	724	2,618	4,264
Income tax (expense) recovery	76	(17)	(328)	(671)
Net income	$212	$707	$2,290	$3,593
Net income (loss) attributed to:
Non-controlling interests	$(7)	$7	$69	$71
Participating policyholders	(27)	60	30	21
Shareholders	246	640	2,191	3,501
	$212	$707	$2,290	$3,593
Net income attributed to shareholders	$246	$640	2,191	3,501
Preferred share dividends	(29)	(28)	(116)	(126)
Common shareholders' net income	$217	$612	$2,075	$3,375
Earnings per share:
Basic earnings per common share	$0.11	$0.33	$1.06	$1.82
Diluted earnings per common share	0.11	0.33	1.05	1.80

(1)
Effective July 1, 2015, U.S division’s RPS business included the assumption by New York Life (“NYL”) of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements. The Closed Block transaction with NYL resulted in a net ceded premium of approximately $8.0 billion, reported as a reduction in premiums net of commissions received and additional consideration received relating to New York Life retirement plan services business.

(2)
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See section B6 above.

February 11, 2016 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Financial Position
As at December 31,
(Canadian $ in millions)	2015	2014
Assets
Cash and short-term securities	$17,885	$21,079
Debt securities	157,827	134,446
Public equities	16,983	14,543
Mortgages	43,818	39,458
Private placements	27,578	23,284
Policy loans	7,673	7,876
Loans to bank clients	1,778	1,772
Real estate	15,347	10,101
Other invested assets	20,378	16,751
Total invested assets	309,267	269,310
Other assets
Accrued investment income	2,275	2,003
Outstanding premiums	878	737
Derivatives	24,272	19,315
Reinsurance assets	35,426	18,525
Deferred tax assets	4,067	3,329
Goodwill and intangible assets	9,384	5,461
Miscellaneous	5,825	4,194
Total other assets	82,127	53,564
Segregated funds net assets	313,249	256,532
Total assets	$704,643	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities	$287,059	$229,513
Investment contract liabilities	3,497	2,644
Deposits from bank clients	18,114	18,384
Derivatives	15,050	11,283
Deferred tax liabilities	1,235	1,228
Other liabilities	14,953	14,365
	339,908	277,417
Long-term debt	1,853	3,885
Liabilities for preferred shares and capital instruments	7,695	5,426
Liabilities for subscription receipts	-	2,220
Segregated funds net liabilities	313,249	256,532
Total liabilities	662,705	545,480
Equity
Preferred shares	2,693	2,693
Common shares	22,799	20,556
Contributed surplus	277	267
Shareholders' retained earnings	8,398	7,624
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(521)	(529)
Available-for-sale securities	345	794
Cash flow hedges	(264)	(211)
Translation of foreign operations and real estate revaluation surplus	7,432	2,112
Total shareholders' equity	41,159	33,306
Participating policyholders' equity	187	156
Non-controlling interests	592	464
Total equity	41,938	33,926
Total liabilities and equity	$704,643	$579,406

February 11, 2016 – Press Release Reporting Fourth Quarter Results